Exhibit 1

VISTA
ENERGY FOR TOMORROW

2025

3rd Quarter Results

Mexico City, October 22, 2025
NYSE: VIST
BMV: VISTA

October 22, 2025, Mexico City, Mexico

Vista Energy, S.A.B. de C.V. (“Vista” or the “Company”) (NYSE: VIST; BMV: VISTA), reported today its financial and operational results corresponding to Q3 2025.

Q3 2025 highlights:

•

Total production in Q3 2025 was 126,752 boe/d, a 74% increase compared to Q3 2024, and a 7% increase compared to Q2 2025. Oil production in Q3 2025 was 109,677 bbl/d, a 73% increase y-o-y, and a 7% increase q-o-q.

•

In Q3 2025, the average realized crude oil price was 64.6 $/bbl, a 5% decrease compared to Q3 2024, and a 4% increase compared to Q2 2025, in both cases driven by international prices. During Q3 2025, 100% of oil volumes were sold at export parity prices.

•	The realized natural gas price for Q3 2025 was 3.3 $/MMBtu, a 14% decrease y-o-y, driven by lower prices both in the domestic and export markets.

•

Total revenues in Q3 2025 were 706.1 $MM, 53% above Q3 2024 and 16% above Q2 2025, driven by higher oil production and sequentially higher oil prices. Net revenues during the quarter were 687.3 $MM. Net revenues from oil and gas exports were 414.4 $MM, representing 60% of total net revenues.

•	Lifting cost in Q3 2025 was 4.4 $/boe, 6% below Q3 2024 and 5% below Q2 2025, reflecting the Company’s focus on cost control.

•	Selling expenses in Q3 2025 were 4.2 $/boe, an interannual decrease of 24%, driven by the elimination of trucking as of Q2 2025, as the Oldelval Duplicar pipeline became online.

•

Adjusted EBITDA in Q3 2025 was 472.4 $MM, 52% above Q3 2024, mainly driven by production growth, explained by a 15% growth in our operated blocks and the consolidation of a 50% working interest in La Amarga Chica. On a sequential basis, Adjusted EBITDA increased 17%, mainly driven by production growth, both in our operated and non-operated blocks. Adjusted EBITDA margin was 67%, or 2 p.p. above Q3 2024, as production growth and the elimination of oil trucking offset lower oil prices.

•

Adjusted net income during Q3 2025 totaled 155.5 $MM. Net income was 315.3 $MM, reflecting a gain of 288.1 $MM from the PEPASA acquisition and a Deferred income tax expense of 119.1 $MM. Adjusted EPS was 1.5 $/share in Q3 2025, compared to 0.6 $/share in Q3 2024. EPS was 3.0 $/share in Q3 2025, compared to 1.7 $/share in Q3 2024.

•

Capex during Q3 2025 was 350.8 $MM. The Company invested 216.0 $MM in drilling, completion and workover of Vaca Muerta operated wells, having drilled 9 wells and completed 16, reflecting the standard D&C cost of 12.8 $MM per well and adjusted by the actual longer lateral length of the wells connected in the quarter. Additionally, the Company invested 105.4 $MM in the development of La Amarga Chica (where 6 wells were drilled and 6 were completed), 13.6 $MM in development facilities in the operated blocks, and 15.8 $MM in G&G studies, IT and other projects.

•

In Q3 2025, the Company recorded a negative free cash flow of 28.8 $MM. Cash flow generated by operating activities was 303.9 $MM, reflecting the increase in Adj. EBITDA, income tax payments of 179.2 $MM and a decrease in working capital of 42.8 $MM. Cash flow used in investing activities reached 332.7 $MM for Q3 2025, reflecting accrued capex of 350.8 $MM, partially offset by a decrease in capex-related working capital of 16.6 $MM. Cash flow from financing activities totaled 194.7 $MM, mainly driven by proceeds from borrowings of 500.0 $MM, which was partially offset by the repayment of borrowings’ capital of 193.3 $MM and the repurchase of shares of 50.0 $MM.(1)

(1)

Cash flow from financing activities is the sum of: (i) cash flow generated by financing activities for 205.0 $MM; (ii) effect of exposure to changes in the foreign currency rate of cash and cash equivalents and other financial results for -8.4 $MM; and (iii) the variation in Argentine government bonds for -1.9 $MM.

Production

Total average net daily production

	Q3-25	Q2-25	Q3-24	▲ y/y	▲ q/q
Total (boe/d)	126,752	118,018	72,825	74%	7%
Oil (bbl/d)	109,677	102,197	63,499	73%	7%
Natural Gas (MMm3/d)	2.65	2.44	1.42	87%	9%
NGL (boe/d)	416	468	414	0%	(11)%

Average daily production during Q3 2025 was 126,752 boe/d, a 74% increase y-o-y and 7% q-o-q, reflecting strong productivity of the new wells tied-in in Bajada del Palo Oeste and La Amarga Chica.

Oil production was 109,677 bbl/d during Q3 2025, a 73% increase y-o-y and 7% on a sequential basis. Natural gas production in Q3 2025 was 2.65 MMm3/d, an 87% increase y-o-y and 9% on a sequential basis. NGL production in Q3 2025 was 416 boe/d, flat y-o-y and a 11% decrease q-o-q.

Q3 2025 Average net daily production by asset

	Target	Interest	Oil (bbl/d)	Natural Gas (MMm3/d)	NGL (boe/d)	Total (boe/d)
Total WI production per concession			109,677	2.65	415.7	126,752

Aguada Federal	Shale	100%	3,382	0.07	20.6	3,874
Águila Mora	Shale	90%	381	0.02	—	522
Bajada del Palo Este	Shale	100%	13,196	0.15	16.2	14,184
Bajada del Palo Oeste	Shale	100%	52,404	1.18	68.4	59,882
Bandurria Norte	Shale	100%	—	—	—	—
Bajada del Palo Este	Conventional	100%	—	0.00	—	0
Bajada del Palo Oeste	Conventional	100%	16	0.05	—	325
Coirón Amargo Norte	Conventional	84.6%	—	—	—	—
CS-01 (México)	Conventional	100%	433	0.00	—	447

Total operated production			69,811	1.48	105.2	79,234

La Amarga Chica	Shale	50%	37,827	0.89	—	43,409
25 de Mayo-Medanito (1)	Conventional	—	530	0.03	—	702
Acambuco	Conventional	1.5%	15	0.02	—	141
Agua Amarga (1)	Conventional	—	66	0.03	19.1	247
Entre Lomas (1)	Conventional	—	945	0.13	291.4	2,049
Jagüel de los Machos (1)	Conventional	—	484	0.08	—	970

Total non-operated production			39,866	1.17	310.5	47,518

Total shale production			107,190	2.32	105.2	121,871

Total conventional production			2,487	0.33	310.5	4,881

(1)

Transferred Conventional Assets operated by Aconcagua, effective as of March 1, 2023. Under the latest amendment to the agreement, entered into in September 2025, Vista is entitled to 20% of crude oil production and reserves, and 100% of natural gas and LPG and condensates production and reserves of the Transferred Conventional Assets. Before such amendment, Vista was entitled to 40% of crude oil production and reserves, and 100% of natural gas and LPG and condensates production and reserves of the Transferred Conventional Assets.

Revenues

Total revenues per product

Revenues per product - in $MM	Q3-25	Q2-25	Q3-24	▲ y/y	▲ q/q
Revenues	706.1	610.5	462.4	53%	16%
Export Duties	(18.8)	(17.6)	(18.8)	0%	7%
Net Revenues	687.3	593.0	443.6	55%	16%
Oil	657.5	566.7	422.3	56%	16%
Export market	411.0	342.2	237.9	73%	20%
Domestic market	246.6	224.5	184.4	34%	10%
Domestic market at export parity	246.6	224.5	75.8	225%	10%
Natural Gas	28.6	24.8	20.2	42%	15%
Export market	3.4	2.8	2.9	16%	24%
Domestic market	25.2	22.0	17.2	46%	14%
NGL	1.1	1.5	1.1	2%	(23)%

Average realized prices per product

Product	Q3-25	Q2-25	Q3-24	▲ y/y	▲ q/q
Oil ($/bbl)	64.6	62.2	68.4	(5)%	4%
Export market	64.8	61.3	68.8	(6)%	6%
Domestic market	64.4	63.6	67.8	(5)%	1%
Domestic market at export parity	64.4	63.6	75.4	(15)%	1%
Natural Gas ($/MMBTU)	3.3	2.8	3.8	(14)%	16%
Export market	5.9	5.7	7.0	(15)%	4%
Domestic market	3.1	2.7	3.5	(13)%	16%
NGL ($/tn)	365	427	315	16%	(14)%

Total sales volumes per product

Product	Q3-25	Q2-25	Q3-24	▲ y/y	▲ q/q
Oil (MMbbl)	10.2	9.1	6.2	65%	12%
Export market	6.3	5.6	3.5	84%	14%
Domestic market	3.8	3.5	2.7	41%	8%
Domestic market at export parity	3.8	3.5	1.0	281%	8%
Natural Gas (millions of MMBTU)	8.7	8.8	5.3	65%	(0)%
Export market	0.6	0.5	0.4	36%	20%
Domestic market	8.2	8.3	4.9	67%	(1)%
NGL (Mtn)	3.1	3.4	3.5	(12)%	(10)%

During Q3 2025, total revenues were 706.1 $MM, a 53% increase compared to Q3 2024, and a 16% increase compared to Q2 2025. Net revenues were 687.3 $MM. Net revenues from oil and gas exports were 414.4 $MM, representing 60% of total net revenues.

Crude oil net revenues in Q3 2025 totaled 657.5 $MM, representing 95.7% of total net revenues, a 56% increase compared to Q3 2024, driven by a 15% production increase in the Company’s operated blocks and the consolidation of a 50% working interest in La Amarga Chica. The average realized oil price during the quarter was 64.6 $/bbl, 5% below the same quarter of last year and 4% above the previous quarter, in both cases driven by international prices. During Q3 2025, Vista recorded an inventory draw of 0.08 MMbbl, resulting from a production of 10.09 MMbbl and sales of 10.17 MMbbl.

During Q3 2025, the Company exported 62% of crude oil sales volumes at a realized price of 64.8 $/bbl. Net revenues from the oil export market accounted for 63% of net oil revenues, reaching 411.0 $MM. During the quarter, all domestic volumes were sold at export parity-linked pricing, leading to 100% of total oil volumes being sold at export parity, combining sales to international buyers with domestic buyers paying export prices.

Natural gas net revenues in Q3 2025 were 28.6 $MM, representing 4.2% of total net revenues. The average realized natural gas price for the quarter was 3.3 $/MMBtu, a 14% decrease y-o-y driven by lower prices both in the domestic and international markets, and a 16% increase compared to Q2 2025. Plan GasAr represented 39% of total natural gas sales volume, with an average realized price of 3.9 $/MMBtu during the quarter, a 4% price decrease compared to Q3 2024. Sales to industrial clients represented 54% of total natural gas sales volume at an average realized price of 2.4 $/MMBtu, a 17% price decrease compared to Q3 2024. The remaining 7% of total natural gas sales volume was exported at an average realized price of 5.9 $/MMBtu, a 15% price decrease compared to Q3 2024.

NGL net revenues were 1.1 $MM during Q3 2025, representing 0.2% of total net revenues. The average price of NGL sales was 365 $/tn.

Lifting Cost

	Q3-25	Q2-25	Q3-24	▲ y/y	▲ q/q
Lifting Cost ($MM)	51.8	50.3	31.6	64%	3%
Lifting cost ($/boe)	4.4	4.7	4.7	(6)%	(5)%

On a per-unit basis, lifting cost in Q3 2025 was 4.4 $/boe, 6% below Q3 2024 and 5% below Q2 2025, reflecting the Company’s focus on cost control. Lifting cost during Q3 2025 was 51.8 $MM, a 64% increase y-o-y and a 3% increase on a sequential basis, reflecting higher production and oilfield activity.

Selling Expenses

	Q3-25	Q2-25	Q3-24	▲ y/y	▲ q/q
Selling expenses ($MM)	48.8	40.7	36.8	33%	20%
Selling expenses ($/boe)	4.2	3.8	5.5	(24)%	10%

Selling expenses during Q3 2025 were 48.8 $MM. On a per unit basis, selling expenses in Q3 2025 were 4.2 $/boe, a 24% decrease y-o-y, driven by the elimination of trucking volumes at the start of Q2 2025, when the Oldelval Duplicar pipeline became fully online.

Adjusted EBITDA

Adjusted EBITDA reconciliation ($MM)	Q3-25	Q2-25	Q3-24	▲ y	▲ q
Net profit for the period	315.3	235.3	165.5	149.8	80.0

(+) Income tax (expense) / benefit	122.2	58.5	29.1	93.1	63.7
(+) Financial income (expense), net	95.1	65.7	(7.2)	102.4	29.5
(+) Income (loss) from investments in associates	2.8	1.0	—	2.8	1.8

Operating profit	535.4	360.5	187.3	348.1	174.9

(+) Depreciation, depletion and amortization	210.9	176.9	114.7	96.2	34.0
(+) Restructuring and Reorganization expenses	5.0	23.7	—	5.0	(18.8)
(+) Impairment of long-lived assets	—	38.3	—	—	(38.3)
(+) Other non-cash costs related to the transfer of conventional assets	9.2	7.6	8.2	1.0	1.5
(+) Gain from business combination	(288.1)	(202.5)	—	(288.1)	(85.6)

Adjusted EBITDA (1)	472.4	404.5	310.2	162.2	67.8

Adjusted EBITDA Margin (%) (2)	67%	66%	65%	+2p.p.	+1p.p.

(1)

Adj. EBITDA = Profit for the year, net + Income tax (expense) / benefit + Financial income (expense), net + Income (loss) from investments in associates + Depreciation, depletion and amortization + Restructuring and reorganization expenses + Impairment (reversal) of long-lived assets + Other non-cash costs related to the transfer of conventional assets + Gain from business combination.

(2)

Adj. EBITDA Margin = Adj. EBITDA / (Total revenues + Gain from Exports Increase Program). Gain from Exports Increase Program is zero as of Q2-25. Adj. EBITDA Margin for Q3-25 (67%) = Adj. EBITDA (472.4 $MM) / (Total revenues (706.1 $MM) + Gain from Exports Increase Program (0 $MM)).

Adjusted EBITDA was 472.4 $MM in Q3 2025, a 52% increase compared to 310.2 $MM in Q3 2024, mainly driven by production growth, explained by a 15% growth in the Company’s operated production and the consolidation of 50% working interest in La Amarga Chica. On a sequential basis, Adjusted EBITDA increased by 17%, mainly driven by oil production growth, explained by robust productivity from new well tie ins.

Adjusted EBITDA margin was 67%, 2 p.p. above Q3 2024, as production growth and the elimination of trucked volumes offset the lower oil prices, and 1 p.p. above Q2 2025.

Adjusted Net Income and Net Income

Adjusted Net Income reconciliation ($MM)	Q3-25	Q2-25	Q3-24	▲ y	▲ q
Net profit for the period	315.3	235.3	165.5	149.8	80.0

Adjustments:
(+) Deferred Income tax	119.1	(21.8)	(120.9)	240.0	140.9
(+) Impairment of long-lived assets	—	38.3	—	—	(38.3)
(+) Other non-cash costs related to the transfer of conventional assets	9.2	7.6	8.2	1.0	1.5
(+) Gain from business combination	(288.1)	(202.5)	—	(288.1)	(85.6)
Adjustments to Net Income	(159.8)	(178.4)	(112.8)	(47.0)	18.6

Adjusted Net Income	155.5	56.9	52.7	102.8	98.6

Adjusted EPS ($/share) (1)	1.48	0.55	0.55	0.93	0.94
EPS ($/share) (1)	3.01	2.26	1.73	1.28	0.75

Adjusted net income during Q3 2025 totaled 155.5 $MM, compared to 52.7 $MM in Q3 2024, mainly driven by (a) higher Adjusted EBITDA of 472.4 $MM in Q3 2025 compared to 310.2 $MM in Q3 2024, (b) lower Current income tax expense of 3.1 $MM in Q3 2025 compared to 150.0 $MM in Q3 2024, partially offset by (c) Other net financial expense of 95.1 $MM in Q3 2025 (includes non-recurring expenses of 36.0 $MM related to Net changes in foreign exchange rate and Other taxes interest) compared to an income of 7.2 $MM in Q3 2024, and (d) higher Depreciation, depletion and amortization of 210.9 $MM in Q3 2025 compared to 114.7 $MM in Q3 2024.

Net income was 315.3 $MM in Q3 2025, compared to 165.5 $MM in Q3 2024, mainly driven by (a) higher Adjusted EBITDA, higher Depreciation, depletion and amortization, and Other net financial expense, as explained above, (b) a gain of 288.1 $MM in Q3 2025 from the PEPASA acquisition, partially offset by (c) higher Income tax expense of 122.2 $MM in Q3 2025 (of which 119.1 $MM corresponds to Deferred income tax) compared to 29.1 $MM in Q3 2024.

Adjusted EPS was 1.5 $/share in Q3 2025, compared to 0.5 $/share in Q2 2025 and 0.6 $/share in Q3 2024. EPS was 3.0 $/share in Q3 2025, compared to 2.3 $/share in Q2 2025 and 1.7 $/share in Q3 2024. (1)

(1)

EPS (Earnings per share): Net Income divided by weighted average number of ordinary shares. Adjusted EPS (Earnings per share): Adjusted Net Income divided by weighted average number of ordinary shares. The weighted average number of ordinary shares for Q3 2025, Q2 2025, and Q3 2024 were 104,896,801, 104,263,344 and 95,745,288, respectively.

Capex

Capex during Q3 2025 was 350.8 $MM. The Company invested 216.0 $MM in drilling, completion and workover of Vaca Muerta operated wells, having drilled 9 wells and completed 16, reflecting the standard D&C cost of 12.8 $MM per well and adjusted by the actual longer lateral length of the wells connected in the quarter. Additionally, the Company invested 105.4 $MM in the development of La Amarga Chica (where 6 wells were drilled and 6 were completed), 13.6 $MM in development facilities in the operated blocks, and 15.8 $MM in G&G studies, IT and other projects.

Operated wells tied-in during Q3 2025

Concession	Well name	Pad number	Landing zone	Lateral length (mts)	Total frac stages
Bajada del Palo Oeste	2431	BPO-35	Lower Carbonate	3,216	57
Bajada del Palo Oeste	2432	BPO-35	La Cocina	3,446	60
Bajada del Palo Oeste	2433	BPO-35	Middle Carbonate	3,527	60
Bajada del Palo Oeste	2434	BPO-35	La Cocina	3,101	54
Bajada del Palo Oeste	2435	BPO-35	Lower Carbonate	3,216	56
Bajada del Palo Oeste	2301	BPO-36	La Cocina	3,534	53
Bajada del Palo Oeste	2302	BPO-36	Organic	3,583	53
Bajada del Palo Oeste	2303	BPO-36	La Cocina	2,733	39
Bajada del Palo Oeste	2304	BPO-36	Organic	3,477	53
Bajada del Palo Oeste	2371	BPO-37	La Cocina	2,784	48
Bajada del Palo Oeste	2372	BPO-37	Organic	2,842	49
Aguada Federal	AF-1351	AF-6	La Cocina	2,986	52
Aguada Federal	AF-1352	AF-6	La Cocina	2,776	46
Aguada Federal	AF-1353	AF-6	La Cocina	2,776	46
Aguada Federal	AF-1354	AF-6	La Cocina	2,854	49

Financial overview

During Q3 2025, Vista maintained a solid balance sheet with strong liquidity. Cash position at the end of the quarter of 319.7 $MM. Cash flow generated by operating activities was 303.9 $MM, reflecting the increase in Adj. EBITDA, income tax payments of 179.2 $MM and a decrease in working capital of 42.8 $MM. Cash flow used in investing activities reached 332.7 $MM for the quarter, reflecting accrued capex of 350.8 $MM and a decrease in capex-related working capital of 16.6 $MM.

In Q3 2025, cash flow from financing activities totaled 194.7 $MM, mainly driven by proceeds from borrowings of 500.0 $MM, partially offset by the repayment of borrowings’ capital of 193.3 $MM and the repurchase of shares of 50.0 $MM. (1)

Gross debt totaled 2,927.9 $MM as of quarter end, resulting in a net debt of 2,608.3 $MM. At the end of Q3 2025, net leverage ratio was 1.5x on a pro forma basis and 1.8x on a non-pro forma basis, compared to 1.4x on pro forma basis by quarter end Q2 2025. (2)

(1)

Cash flow from financing activities is the sum of: (i) cash flow generated by financing activities for 205.0 $MM; (ii) effect of exposure to changes in the foreign currency rate of cash and cash equivalents and other financial results for -8.4 $MM; and (iii) the variation in Argentine government bonds for -1.9 $MM.

(2)

Pro forma values calculated as if PEPASA had been acquired on January 1, 2024. Pro forma Net Leverage Ratio (1.5x) = (Gross financial debt (2,928 $MM) – Cash, bank balances and other short-term investments (320 $MM)) / Pro forma LTM Adj. EBITDA (1,752 $MM).

Vista Energy S.A.B. de C.V.

Profit for the period

(Amounts expressed in thousand U.S. dollars)

	Q3-25	Q2-25	Q3-24
Total Revenues	706,135	610,542	462,383
Oil	676,363	584,261	441,193
Natural Gas	28,641	24,808	20,082
NGL and others	1,131	1,473	1,108

Cost of Sales	(368,944)	(325,346)	(230,007)

Operating costs	(51,786)	(50,290)	(31,614)
Crude oil stock fluctuation	1,415	(6,206)	(7,056)
Royalties and others	(98,523)	(84,291)	(68,482)
Depreciation, depletion and amortization	(210,891)	(176,940)	(114,703)
Other non-cash costs related to the transfer of conventional assets	(9,159)	(7,619)	(8,152)

Gross profit	337,191	285,196	232,376

Selling expenses	(48,816)	(40,705)	(36,828)
General and administrative expenses	(37,347)	(29,712)	(29,247)
Exploration expenses	(144)	(164)	(3)
Other operating income	289,802	208,073	21,176
Other operating expenses	(5,273)	(23,969)	(174)
Impairment of long-lived assets	—	(38,252)	—

Operating profit	535,413	360,467	187,300

Income (loss) from investments in associates	(2,767)	(979)	—
Interest income	7,603	274	1,360
Interest expense	(48,873)	(40,106)	(21,022)
Other financial income (expense)	(53,872)	(25,841)	26,902

Other financial income (expense), net	(95,142)	(65,673)	7,240

Profit before income tax	437,504	293,815	194,540

Current income tax (expense)	(3,119)	(80,286)	(149,989)
Deferred income tax (expense) benefit	(119,099)	21,760	120,908

Income tax (expense)	(122,218)	(58,526)	(29,081)

Profit for the period, net	315,286	235,289	165,459

Vista Energy S.A.B. de C.V.

Consolidated Balance Sheet

(Amounts expressed in thousand U.S. dollars)

	As of September 30, 2025	As of December 31, 2024
Property, plant and equipment	5,408,044	2,805,983
Goodwill	22,576	22,576
Other intangible assets	12,807	15,443
Right-of-use assets	73,905	105,333
Biological assets	14,699	10,027
Investments in associates	50,668	11,906
Trade and other receivables	371,050	205,268
Deferred income tax assets	38,264	3,565
Total noncurrent assets	5,992,013	3,180,101
Inventories	12,772	6,469
Trade and other receivables	414,812	281,495
Cash, bank balances and other short-term investments	319,657	764,307
Total current assets	747,241	1,052,271
Total assets	6,739,254	4,232,372

Deferred income tax liabilities	338,967	64,398
Lease liabilities	44,789	37,638
Provisions	47,536	33,058
Borrowings	2,369,659	1,402,343
Trade and other payables	286,206	—
Employee benefits	18,073	15,968
Income tax liability	14,922	—
Total noncurrent liabilities	3,120,152	1,553,405
Provisions	13,863	3,910
Lease liabilities	18,046	58,022
Borrowings	558,289	46,224
Salaries and payroll taxes	25,246	32,656
Income tax liability	102,609	382,041
Other taxes and royalties	37,377	47,715
Trade and other payables	456,053	487,186
Total current liabilities	1,211,483	1,057,754
Total liabilities	4,331,635	2,611,159
Total equity	2,407,619	1,621,213

Total equity and liabilities	6,739,254	4,232,372

Vista Energy S.A.B. de C.V.

Consolidated Income Statement

(Amounts expressed in thousand U.S. dollars)

	For the period from July 1st to September 30, 2025	For the period from July 1st to September 30, 2024
Revenue from contracts with customers	706,135	462,383
Revenues from crude oil sales	676,363	441,193
Revenues from natural gas sales	28,641	20,082
Revenues from LPG sales	1,131	1,108
Cost of sales	(368,944)	(230,007)
Operating costs	(51,786)	(31,614)
Crude oil stock fluctuation	1,415	(7,056)
Royalties and others	(98,523)	(68,482)
Depreciation, depletion and amortization	(210,891)	(114,703)
Other non-cash costs related to the transfer of conventional assets	(9,159)	(8,152)

Gross profit	337,191	232,376

Selling expenses	(48,816)	(36,828)
General and administrative expenses	(37,347)	(29,247)
Exploration expenses	(144)	(3)
Other operating income	289,802	21,176
Other operating expenses	(5,273)	(174)
Impairment of long-lived assets	—	—

Operating profit	535,413	187,300

Income (loss) from investments in associates	(2,767)	—
Interest income	7,603	1,360
Interest expense	(48,873)	(21,022)
Other financial income (expense)	(53,872)	26,902

Financial income (expense), net	(95,142)	7,240

Profit before income tax	437,504	194,540

Current income tax (expense)	(3,119)	(149,989)
Deferred income tax (expense) benefit	(119,099)	120,908

Income tax (expense)	(122,218)	(29,081)

Profit for the period, net	315,286	165,459

Other comprehensive income for the period	(31)	(9,717)

Total comprehensive profit for the period	315,255	155,742

Vista Energy S.A.B. de C.V.

Consolidated Statement of Cash Flows

(Amounts expressed in thousand U.S. dollars)

	For the period from July 1st to September 30, 2025	For the period from July 1st to September 30, 2024
Cash flows from operating activities
Profit for the period, net	315,286	165,459
Adjustments to reconcile net cash flows
Items related to operating activities:
Allowance for expected credit losses	44	—
Share-based payments	18,401	12,215
Net increase in provisions	295	174
Net changes in foreign exchange rate	21,546	(9,474)
Discount of assets and liabilities at present value	10,471	463
Discount for well plugging and abandonment	907	323
Income tax expense	122,218	29,081
Other non-cash costs related to the transfer of conventional assets	9,159	8,152
Employee benefits	196	66
Items related to investing activities:
Impairment of long-lived assets	—	—
Gain from business combination	(288,056)	—
Interest income	(7,603)	(1,360)
Changes in the fair value of financial assets	1,942	(9,104)
Depreciation and depletion	208,766	113,232
Amortization of intangible assets	2,125	1,471
Interest (loss) from investment in associates	2,767	—
Items related to financing activities:
Interest expense	48,873	21,022
Amortized cost	1,143	376
Interest expense on lease liabilities	857	644
Other taxes interest	14,440	—
Other financial income (expense)	2,566	(10,130)
Changes in working capital:
Trade and other receivables	(115,048)	(90,529)
Inventories	(1,415)	7,056
Trade and other payables	55,054	18,153
Payments of employee benefits	(112)	(124)
Salaries and payroll taxes	7,489	11,070
Other taxes and royalties	50,806	(6,811)
Provisions	—	(194)
Income tax payment	(179,226)	(6,348)

Net cash flows provided by operating activities	303,891	254,883

Cash flows from investing activities:
Payments for acquisitions of property, plant and equipment and biological assets	(334,169)	(326,188)
Interest received	7,603	1,360
Payments for acquisitions of other intangible assets	(1,286)	(2,710)

Proceeds from the transfer of conventional assets	—	—
Payments for investments in associates	(4,877)	(1,745)
Payment for Business Combination, net of cash acquired	—	—

Net cash flows (used in) investing activities	(332,729)	(329,283)

Cash flows from financing activities:
Proceeds from borrowings	500,000	142,724
Payment of borrowings principal	(193,285)	(74,110)
Payment of borrowings interest	(19,443)	(10,612)
Payment of borrowings cost	(7,663)	(514)
Payments of other taxes interest	(10,819)	—
Payments of other financial results	(2,566)	1,421
Payment of lease	(11,251)	(10,922)
Share repurchase	(50,000)	(49,864)

Net cash flow provided by (used in) financing activities	204,973	(1,877)

	For the period from July 1st to September 30, 2025	For the period from July 1st to September 30, 2024
Net increase (decrease) in cash and cash equivalents	176,135	(76,277)

Cash and cash equivalents at beginning of period	147,000	321,562
Effect of exposure to changes in the foreign currency rate and other financial results of cash and cash equivalents	(8,435)	3,777
Net (decrease) increase in cash and cash equivalents	176,135	(76,277)

Cash and cash equivalents at end of period	314,700	249,062

Note: Vista’s historical operational and financial information is available on the Company’s website (www.vistaenergy.com/investors) in spreadsheet format.

Glossary, currency and definitions:

•

Note: Amounts are expressed in U.S. Dollars, unless otherwise stated, and in accordance with International Financial Reporting Standards (“IFRS”). Some of the amounts are unaudited. Amounts may not match with totals due to rounding up.

•	Conversion metrics:

•	1 cubic meter of oil = 6.2898 barrels of oil.

•	1,000 cubic meters of gas = 6.2898 barrels of oil equivalent.

•	1 million British thermal units = 27.096 cubic meters of gas.

•	▲ q/q: Represents the percentage variation quarter on quarter

•	▲ y/y: Represents the percentage variation year on year

•	▲ q: Represents the variation in million U.S. Dollars quarter on quarter

•	▲ y: Represents the variation in million U.S. Dollars year on year

•	$MM: Million U.S. Dollars.

•	$M: Thousand U.S. Dollars.

•	$/bbl: U.S. Dollars per barrel of oil.

•	$/boe: U.S. Dollars per barrel of oil equivalent.

•	$/MMBtu: U.S. Dollars per million British thermal unit.

•	$/tn: U.S. Dollars per metric ton.

•

Adj. EBITDA / Adjusted EBITDA: Profit for the year, net + Income tax (expense) / benefit + Financial income (expense), net + Income (loss) from investments in associates + Depreciation, depletion and amortization + Restructuring and reorganization expenses + Impairment (reversal) of long-lived assets + Other non-cash costs related to the transfer of conventional assets + Gain from business combination.

•	Adjusted EBITDA margin: Adjusted EBITDA divided by Total Revenues plus Gain from Exports Increase Program.

•	Adjusted EPS (Earnings per share): Adjusted Net Income/Loss divided by weighted average number of ordinary shares.

•

Adjusted Net Income/Loss: Profit for the year, net + Deferred Income Tax (expense) + Changes in the fair value of the warrants + Impairment (reversal) of long-lived assets + Other non-cash costs related to the transfer of conventional assets + Gain from business combination.

•	boe: Barrels of oil equivalent (see conversion metrics above).

•	boe/d: Barrels of oil equivalent per day.

•	bbl/d: Barrels of oil per day.

•	CNBV: Mexican National Banking and Securities Commission.

•

Conventional Assets Transaction: assets transferred to Aconcagua, effective on March 1st, 2023. Under the latest amendment to the agreement, entered into in September 2025, Vista is entitled to 20% of crude oil production and reserves, and 100% of natural gas and LPG and condensates production and reserves of the Transferred Conventional Assets. Before such amendment, Vista was entitled to 40% of crude oil production and reserves, and 100% of natural gas and LPG and condensates production and reserves of the Transferred Conventional Assets.

•	EPS (Earnings per share): Net Income/Loss divided by weighted average number of ordinary shares.

•	Free cash flow is calculated as Operating activities cash flow plus Investing activities cash flow.

•	G&G: Geological and geophysical.

•

Lifting cost includes production, transportation, treatment and field support services; excludes crude oil stock fluctuations, depreciation, depletion and amortization, royalties and others, selling expenses, exploration expenses, general and administrative expenses and Other non-cash costs related to the transfer of conventional assets.

•	Mbbl: Thousands of barrels of oil.

•	MMboe: Million barrels of oil equivalent.

•	MMbbl: Million barrels of oil.

•	MMm3/d: Million cubic meters per day.

•	Mts: meters.

•	PEPASA: Vista Energy LACh S.A. (formerly known as Petronas E&P Argentina S.A.)

•

Plan GasAr: refers to the regulation set forth by Resolution No. 391/2020 whereby Vista was allocated 0.86 MMm3/d volume at an average annual price of 3.29 $/MMBtu for a four-year term ending on December 31, 2024. Through Resolutions 860/2022 and 265/2023, Vista’s allocated volume increased to 1.14 MMm3/d at the same average annual price for a second four-year term ending on December 31, 2028.

•	p.p.: percentage points.

•

Transferred Conventional Assets: Entre Lomas Río Negro, Entre Lomas Neuquén, Jarilla Quemada, Charco del Palenque, 25 de Mayo Medanito SE and Jagüel de los Machos concessions operated by Aconcagua, effective as of March 1, 2023.

•	Q#: Q followed by 1, 2, 3 or 4 represents the corresponding quarter of a certain year.

•	q-o-q: Quarter on quarter

•	SEC: U.S. Securities Exchange Commission.

•	y-o-y: Year on year

DISCLAIMER

Additional information about Vista Energy, S.A.B. de C.V., a sociedad anónima bursátil de capital variable organized under the laws of Mexico (the “Company” or “Vista”) can be found in the “Investors” section on the website at www.vistaenergy.com.

This presentation does not constitute an offer to sell or a solicitation of any offer to buy any securities of the Company, in any jurisdiction. Securities may not be offered or sold in the United States absent registration with the U.S. Securities Exchange Commission (“SEC”), the Mexican National Securities Registry held by the Mexican National Banking and Securities Commission (“CNBV”) or an exemption from such registrations.

This presentation does not contain all the Company’s financial information. As a result, investors should read this presentation in conjunction with the Company’s consolidated financial statements and other financial information available on the Company’s website. Some of the amounts contained herein are unaudited.

Rounding amounts and percentages: Certain amounts and percentages included in this presentation have been rounded for ease of presentation. Percentage figures included in this presentation have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this presentation may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this presentation may not sum due to rounding.

This presentation contains certain metrics that do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company’s performance; however, such measures are not reliable indicators of future performance of the Company and future results may not be comparable to past performance.

No reliance should be placed for any purpose whatsoever on the information contained in this document or on its completeness. Certain information contained in this document has been obtained from published sources, which may not have been independently verified or audited. No representation or warranty, express or implied, is given or will be given by or on behalf of the Company, or any of its affiliates (within the meaning of Rule 405 under the U.S. Securities Act of 1933, as amended, “Affiliates”), members, directors, officers or employees or any other person (the “Related Parties”) as to the accuracy, completeness or fairness of the information or opinions contained in this presentation or any other material discussed verbally, and any reliance you place on them will be at your sole risk. Any opinions presented herein are based on general information gathered at the time of writing and are subject to change without notice. In addition, no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) is or will be accepted by the Company or any of its Related Parties in relation to such information or opinions or any other matter in connection with this presentation or its contents or otherwise arising in connection therewith.

This presentation also includes certain non-IFRS (International Financial Reporting Standards) financial measures which have not been subject to a financial audit for any period. The information and opinions contained in this presentation are provided as of the date of this presentation and are subject to verification, completion and change without notice.

This presentation includes “forward-looking statements” concerning the future. The words such as “believes,” “thinks,” “forecasts,” “expects,” “anticipates,” “intends,” “should,” “seeks,” “estimates,” and “future” or similar expressions are included with the intention of identifying statements about the future. For the avoidance of doubt, any projection, guidance or similar estimation about future results, performance or achievements is a forward-looking statement. Although the assumptions and estimates on which forward-looking statements are based are believed by our management to be reasonable and based on the best currently available information, such forward-looking statements are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control.

There will be differences between actual and projected results, and actual results may be materially greater or materially less than those contained in the projections. Projections related to production results as well as cost estimations – including any anticipated performance and guidance of Vista included in this document – are based on information as of the date of this presentation and reflect numerous assumptions including assumptions with respect to type curves for new well designs and certain frac spacing expectations, all of which are difficult to predict and many of which are beyond our control and remain subject to several risks and uncertainties. The inclusion of the projected financial information in this document should not be regarded as an indication that we or our management considered or consider the projections to be a reliable prediction of future events. As such, no representation can be made as to the attainability of projections, guidances or other estimations of future results, performance or achievements. We have not warranted the accuracy, reliability, appropriateness or completeness of the projections to anyone. Neither our management nor any of our representatives has made or makes any representation to any person regarding our future performance compared to the information contained in the projections, and none of them intends to or undertakes any obligation to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events in the event that any or all of the assumptions underlying the projections are shown to be in error. We may or may not refer back to these projections in our future periodic reports filed or furnished under the Securities Exchange Act of 1934. These expectations and projections are subject to significant known and unknown risks and uncertainties, which may cause our actual results, performance or achievements, or industry results, to be materially different from any expected or projected results, performance or achievements expressed or implied by such forward-looking statements. Many important factors could cause our actual results, performance or achievements to differ materially from those expressed or implied in our forward-looking statements, including, among other things: uncertainties relating to future government concessions and exploration permits; adverse outcomes in litigation that may arise in the future; general political, economic, social, demographic and business conditions in Argentina, Mexico and in other countries in which we operate; the impact of political developments and uncertainties relating to political and economic conditions in Argentina, including the policies of the current government in Argentina; significant economic or political developments in Mexico, Argentina and the United States; changes in laws, rules, regulations and their interpretation and enforcement to the Argentine and Mexican energy sectors and throughout Latin America, including changes to the regulatory environment in which we operate and changes to programs established to promote investments in the energy industry; any unexpected increases in financing costs or an inability to obtain financing and/or additional capital pursuant to attractive terms; any changes in the capital markets in general that may affect the policies or attitude in Argentina and/or Mexico, and/or Argentine and Mexican companies with respect to financings extended to or investments made in Argentina and Mexico or Argentine and Mexican companies; fines or other penalties and claims by the authorities and/or customers; any future restrictions on the ability to exchange Mexican or Argentine Pesos into foreign currencies or to transfer funds abroad; the imposition of import restrictions on goods that are key for the maintenance of our assets; the revocation or amendment of our respective concession agreements by the granting authority; our ability to renew certain concessions; our ability to implement our capital expenditures plans or business strategy, including our ability to obtain financing when necessary and on reasonable terms; government intervention, including measures that result in changes to the Argentine and Mexican, labor markets, exchange markets or tax systems; continued and/or higher rates of inflation and fluctuations in exchange rates, including the devaluation and/or appreciation of the Mexican Peso or Argentine Peso; any force majeure events, or fluctuations or reductions in the value of Argentine public debt; changes to the demand for oil and gas in particular, and energy in general, in Argentina, Mexico and globally; the effects of a pandemic or epidemic and any subsequent mandatory regulatory restrictions or containment measures; environmental, health and safety regulations and industry standards that are becoming more stringent; energy markets, including the timing and extent of changes and volatility in commodity prices, and the impact of any protracted or material reduction in oil prices from historical averages; our relationship with our employees and our ability to retain key members of our senior management and key technical employees; the ability of our directors and officers to identify an adequate number of potential acquisition opportunities; our expectations with respect to the performance of our recently acquired businesses; our expectations for future production, costs and crude oil prices used in our projections; changes to our capital expenditure plans; uncertainties inherent in making estimates of our oil and gas reserves, including recently discovered oil and gas reserves, and changes to our previous reserves estimates; increased market competition in the energy sectors in Argentina and Mexico; potential regulatory changes and modifications to free trade agreements driven by evolving U.S. trade policies and political developments in Argentina and Mexico or other Latin American countries; climate change and severe weather events; any potential adverse effects that may arise in connection with any prospective mergers, acquisitions, divestitures, or other corporate reorganizations; adverse global macroeconomic environments, including trade wars, high inflation, a global recession, and increasing market volatility, especially in relation to commodities prices; and ongoing and potential geopolitical conflicts, including, among others, those involving Russia and Ukraine; Israel, Hamas and Iran; and China and Taiwan.

Forward-looking statements speak only as of the date on which they were made, and we undertake no obligation to release publicly any updates or revisions to any forward-looking statements contained herein because of new information, future events or other factors. In light of these limitations, undue reliance should not be placed on forward-looking statements contained in this presentation. Further information concerning risks and uncertainties associated with these forward-looking statements and Vista’s business can be found in Vista’s public disclosures filed on EDGAR (www.sec.gov) or at the web page of the Mexican Stock Exchange (www.bmv.com.mx).

You should not take any statement regarding past trends or activities as a representation that such trends or activities will continue in the future. Accordingly, you should not put undue reliance on these statements. This presentation is not intended to constitute and should not be construed as investment advice.

Other Information

Vista routinely publishes important information for investors in the Investor Relations support section on its website, www.vistaenergy.com. From time to time, Vista may use its website as a channel for distributing material information. Accordingly, investors should monitor Vista’s Investor Relations website, in addition to following Vista’s press releases, SEC filings, public conference calls and webcasts.

INVESTORS CONTACT:

ir@vistaenergy.com

Phone in Argentina: +54.11.3754.8500

Phone in Mexico: +52.55.1555.7104